August 27, 2010

Via EDGAR Electronic Transmission
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	ERHC Energy Inc.
Registration Statement on Form S-3, as amended;
File No. 333-168012

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, ERHC Energy Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 9:00a.m., Eastern Time, on August 31, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Matthew S. Cohen, Esq. by telephone at (212) 751-3794.

Sincerely,

ERHC Energy Inc.

By:	/s/ Sylvan Odobulu
	Name:	Sylvan Odobulu
	Title:	Principal Financial Officer

2 oguda close, maitama	Abuja, nigeria
Tel: +234 098 704305